SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
(Amendment No. 4)
Under the Securities Exchange Act of 1934
SONUS NETWORKS, INC.

(NAME OF ISSUER)
Shares of Common Stock, par value $.001 per share

(Title of Class of Securities)
835916107

(CUSIP NUMBER)
Darrin Payne
P.O. Box 71082
Dubai, United Arab Emirates
+971-4317-5800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
21 April 2008

(Date of event which requires filing of this statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box ☐
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	835916107	13D

1	NAMES OF REPORTING PERSONS Galahad Securities Limited
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		67,295,079

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		67,295,079

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	67,295,079

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	24.9%

14	TYPE OF REPORTING PERSON*

	OO
* SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	835916107	13D

1	NAMES OF REPORTING PERSONS Legatum Capital Limited
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		67,295,079

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		67,295,079

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	67,295,079

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	24.9%

14	TYPE OF REPORTING PERSON*

	OO
* SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	835916107	13D

1	NAMES OF REPORTING PERSONS Legatum Global Holdings Limited
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		67,295,079

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		67,295,079

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	67,295,079

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	24.9%

14	TYPE OF REPORTING PERSON*

	OO
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	835916107	13D

1	NAMES OF REPORTING PERSONS Legatum Global Investment Limited I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		67,295,079

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		67,295,079

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	67,295,079

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	24.9%

14	TYPE OF REPORTING PERSON*

	OO
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	835916107	13D

1	NAMES OF REPORTING PERSONS Senate Limited, acting on behalf of that certain trust formed under the laws of The Cayman Islands as of 1 July 1996.
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	The Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		67,295,079

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		67,295,079

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	67,295,079

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	24.9%

14	TYPE OF REPORTING PERSON*

	OO
* SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D
Item 1. Security and Issuer
     This Amendment No. 4 amends the Statement on Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “Commission”) on 6 August 2007, Amendment No. 1 filed with the Commission on 10 September 2007, Amendment No. 2 filed with the Commission on 13 December 2007, and Amendment No. 3 filed with the Commission on 26 December 2007 by Galahad Securities Limited, Legatum Capital Limited, Legatum Global Holdings Limited, Legatum Global Investment Limited and Senate Limited, acting on behalf of that certain trust formed under the laws of The Cayman Islands as of 1 July 1996. The following amendments to the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.
Item 2. Identity and Background
     The name, business address, and principal occupation or employment of each director and officer of the Reporting Persons are set out in Schedule A hereto and incorporated herein by reference.
Item 4. Purpose of the Transaction
     The Reporting Persons are currently reviewing and intend to review their investment in the Issuer on a continuing basis. Representatives of the Reporting Persons have had conversations with the Issuer’s management. Discussions to date have been in the ordinary course and have related primarily to the business, financial performance, operations, and strategic plans of the Issuer. The Reporting Persons intend to continue to pursue discussions with the Issuer’s management. As a result of the Reporting Persons’ ongoing review and evaluation of the business, they may communicate with the board of directors, other shareholders and/or third parties from time to time with respect to substantive operational, strategic, financial or governance matters, or otherwise encourage action that the Reporting Persons believe in their discretion will enhance shareholder value.
     Additionally, the Reporting Persons may consider the following future courses of action: (i) continuing to hold the Common Stock for investment; (ii) disposing of all or a portion of common stock in open market sales or in privately-negotiated transactions; (iii) acquiring additional shares of common stock on the open market, in privately negotiated transactions, or by extraordinary corporate transaction; or (iv) a change in the present board of directors and/or management of the Issuer. The Reporting Persons have not as yet determined which of the courses of action specified in this paragraph it may ultimately take.
     Except as described above the Reporting Persons have no plans or proposals which relate to or would result in any of the matters described in paragraphs (a) to (j) under Item 4 of the Schedule 13D.
     The Reporting Persons reserve the right to modify their plans described in this Item 4.
Item 7. Material to be Filed as Exhibits
Schedule A Item 2 Reporting Persons
[signature page follows]

Signature
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Galahad Securities Limited
Signature:  /s/ Mark A. Stoleson

Name: Mark A. Stoleson
Title: Director
Date: 21 April 2008
Legatum Capital Limited
Signature:  /s/ Mark A. Stoleson

Name: Mark A. Stoleson
Title: Director
Date: 21 April 2008
Legatum Global Holdings Limited
Signature:  /s/ Mark A. Stoleson

Name: Mark A. Stoleson
Title: Director
Date: 21April 2008
Legatum Global Investment Limited
Signature:  /s/ Mark A. Stoleson

Name: Mark A. Stoleson
Title: Director
Date: 21 April 2008
Senate Limited, acting on behalf of that certain trust formed under the laws of The Cayman Islands as of 1 July 1996
Signature:  /s/ Mark A. Stoleson

Name: Mark A. Stoleson
Title: Director
Date: 21 April 2008